UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):☐  Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR
For Period Ended:  June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BLACKBOXSTOCKS INC.
Full Name of Registrant

Former Name if Applicable
5430 LBJ Freeway, Suite 1485
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75240
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
Blackboxstocks Inc. (the "Company") could not file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the "Report") within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Report, including, without limitation, the Company's consolidated financial statements for the three months ended June 30, 2016.

PART IV-- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Gust Kepler	(972)	726-9203
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☒  No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
At June 30, 2016, the Company had an accumulated deficit of $924,798, and for the three and six months ended June 30, 2016, incurred net losses of $167,293 and $304,287, respectively.
For the three months ended June 30, 2016 and 2015, the Company had no revenue.  For the three months ended June 30, 2016, the Company had operating expenses totaling $167,293 compared to $66,024 for the same period in 2015, an increase of $101,269. This change is primarily a result of an increase in general and administrative expenses of $80,907. In addition, software development costs increased by $19,073, from $23,376 to $42,449 for the second quarter ended June 30, 3015 and 2016, respectively.
For the six months ended June 30, 2016 and 2015, the Company had no revenue.  For the six months ended June 30, 2016, the Company had operating expenses totaling $304,287 compared to $120,397 for the same period in 2015, an increase of 183,890. This change is primarily a result of an increase in general and administrative expenses of approximately $137,439. In addition, software development costs increased by $43,874, from $45,447 to $89,321 for the six months ended June 30, 3015 and 2016, respectively.

Blackboxstocks Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 16, 2016	By /s/ Gust Kepler Gust Kepler, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).